COOPERS         COOPERS & LYBRAND L.L.P.                 One Post Office Square
& LYBRAND       a professional services firm             Boston, MA  02109


                                                         One International Place
                                                         Boston, MA  02110

                                                         telephone (617)478-5000
                                                         facsimile (617)478-5900


June 4, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Ladies and Gentlemen:

We have read the statements made by FOCUS Enhancements, Inc. as part of the Company's Form 8-K report for the month of May 1996, which we understand was filed with the Commission, pursuant to Item 4 of Form 8-K. We do not agree with the statements concerning our Firm in the third paragraph of Item 4 contained in such Form 8-K. Disagreements with the Company relating to matters that would have led to reference thereto in our report if such matters had not been resolved to our satisfaction are described below.

During  the  course  of  our  audit  of  the  Company's  consolidated  financial statements for the fiscal year ended December 31, 1995, there were "disagreements," as described in Item (a)(l)(iv) of Regulation S-B, between the Company and us on matters of accounting principles and practices. As a result of the Company's subsequent recording of adjustments totaling approximately &847,000, which reduced net income to approximately $329,000, these matters were resolved to our satisfaction prior to the issuance of the Company's December 31, 1995 financial statements included in its Form 10-KSB.

The disagreements consisted of the following matters:

o The matter with respect to accounts receivable involved the level of reserves recorded for potential bad debts and product returns subsequent to year-end. The Company recorded adjustments to increase its allowance for doubtful accounts and to reserve sales related to credits issued or estimated subsequent to year-end for product returns, sales promotions and other items related to 1995 activities.

o The matter with respect to inventory involved the method used by the Company to apply overhead to inventory and the level of reserves and adjustments recorded for potential excess or obsolete and other unrecoverable inventory items. The Company recorded adjustments to reduce inventory and to increase inventory valuation reserves.

o The matter with respect to intangible assets involved the Company's assessment of the net realizable value of goodwill related to its acquisition of Inline Software, Inc. in May 1994. The Company recorded an adjustment to write-off such goodwill and reduced from five years to two years the remaining amortization period of other intangible assets related to the acquisition.


Securities and Exchange Commission
Page 2.


o The matter with respect to warrants involved the value initially ascribed and recorded by the Company related to various warrants issued in connection with debt financings and services. As part of the resolution of the disagreement, the Company engaged an investment banking firm to perform a valuation of such warrant issuances. Based on that analysis, the Company recorded values for these warrants as interest expense and compensation for services.

These matters were discussed by us with the Audit Committee of the Company's Board of Directors. The Company has authorized Coopers & Lybrand L.L.P. to respond fully to the inquiries of the successor accountant concerning the subject matter of each of the disagreements described above.


Very truly yours,

/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.